Exhibit 99.1

PNI Digital Media Inc.

Consolidated Financial Statements
September 30, 2013 and 2012

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders. PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor’s report.

/s/ Kyle Hall	/s/ Cameron Lawrence
Kyle Hall	Cameron Lawrence
Chief Executive Officer	Chief Financial Officer
Vancouver, Canada

December 10, 2013

To the Shareholders of PNI Digital Media Inc.

We have audited the accompanying consolidated financial statements of PNI Digital Media Inc. and its subsidiaries, which comprise the consolidated balance sheets as at September 30, 2013 and September 30, 2012 and the consolidated statements of operations and comprehensive (loss) income, changes in equity and cash flows for each of the three years in the year ended September 30, 2013 and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of PNI Digital Media Inc. and its subsidiaries as at September 30, 2013 and September 30, 2012 and their financial performance and their cash flows for each of the three years in the period September 30, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C.
December 10, 2013

PNI Digital Media Inc.
Consolidated Balance Sheets
As at September 30, 2013 and 2012
(expressed in Canadian dollars)

	September 30, 2013	September 30, 2012

Assets

Current assets
Cash and cash equivalents	$2,425,106	$4,611,824
Accounts receivable (note 8)	3,829,654	4,253,541
Prepaid expenses and other current assets	411,728	622,970

	6,666,488	9,488,335

Property and equipment (note 9)	4,482,948	4,683,355
Deferred income tax asset (note 10)	2,214,519	5,222,603
Intangible assets (note 11)	1,254,931	2,124
Goodwill (note 12)	-	568,479
Other long-term assets	132,346	-

	$14,751,232	$19,964,896
Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 13)	$3,037,371	$4,390,437
Line of credit and overdraft (note 21)	1,401,070	-
Current portion of deferred revenue	308,990	318,107
Current portion of finance lease obligations (note 20 and note 21)	341,659	-
Deferred rent	22,953	-
Contingent consideration (note 6)	343,279	-

	5,455,322	4,708,544

Deferred revenue	273,241	437,140
Finance lease obligations (note 20 and note 21)	576,104	-
Deferred rent – Long term	275,632	-
Deferred income tax liability (note 10)	332,354	-
	6,912,653	5,145,684
Shareholders’ Equity (note 14)

Share capital	$66,881,748	$66,817,352
Contributed surplus	19,410,066	19,334,098
	86,291,814	86,151,450

Accumulated deficit	(78,802,351)	(71,135,021)
Accumulated other comprehensive income (loss)	349,116	(197,217)

	(78,453,235)	(71,332,238)

	7,838,579	14,819,212

	$14,751,232	$19,964,896

Subsequent events (note 23)
Commitments and contingencies (note 20)

Approved by the Board of Directors

“Kyle Hall”	Director	“Peter Fitzgerald”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Operations and Comprehensive (Loss) Income
Years Ended September 30, 2013, 2012 and 2011
(expressed in Canadian dollars)

	September 30,	September 30,	September 30,
	2013	2012	2011

Revenue (note 16)	$20,899,204	$22,712,805	$23,686,351
Cost of sales (note 7 and note 19)	10,401,693	10,458,022	9,399,107
Gross profit	10,497,511	12,254,783	14,287,244

Expenses
Software development	9,907,590	9,678,638	9,439,423
General and administration	3,591,014	3,768,203	3,928,210
Sales and marketing	1,474,749	1,038,374	988,289

	14,973,353	14,485,215	14,355,922

Loss from operations	(4,475,842)	(2,230,432)	(68,678)

Foreign exchange loss	(483,613)	(82,647)	(125,148)
Finance income	4,170	4,647	-
Finance costs	(18,065)	-	(5,599)
Bargain purchase gain (note 6)	128,537	-	-

	(368,971)	(78,000)	(130,747)

Loss before income tax	(4,844,813)	(2,308,432)	(199,425)

Deferred income tax (expense) recovery (note 10)	(2,822,517)	(1,814,221)	1,299,025
Income tax (expense) recovery	(2,822,517)	(1,814,221)	1,299,025

(Loss) profit for the period	(7,667,330)	(4,122,653)	1,099,600

Other comprehensive gain (loss):

Items that may be subsequently reclassified to the statement of operations

Exchange differences on translation of foreign operations	546,333	(170,956)	(26,263)

Total comprehensive (loss) income for the period	$(7,120,997)	$(4,293,609)	$1,073,337

(Loss) earnings per share (note 14f)
Basic	$(0.22)	$(0.12)	$0.03
Fully diluted	$(0.22)	$(0.12)	$0.03
Weighted Average Number of Shares Outstanding - Basic	34,299,471	34,178,165	33,927,659
Weighted Average Number of Shares Outstanding - Diluted	34,299,471	34,178,165	33,985,271

The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Changes in Equity
(expressed in Canadian dollars)

	Share Capital
			Share			Accumulated
			capital			other
	Number of		purchased			comprehensive		Total
	common		for	Contributed	Accumulated	(loss) income	Accumulated deficit	shareholders’
	shares	Amount	cancellation	surplus	deficit	(AOCI)	and AOCI	equity

Balance October 1, 2010	33,853,782	$66,349,735	$(41,909)	$18,933,619	$(68,111,967)	$-	$(68,111,967)	$17,129,478
Issuance of shares on exercise of options	291,776	498,937		(134,217)				364,720
Issuance of shares held in escrow	178,500	290,952		(290,952)				-
Cancellation of shares repurchased	(313,100)	(612,229)	446,503	165,726				-
Purchase of share capital for cancellation(283,100 shares)			(404,594)					(404,594)
Stock-based compensation recorded in net profit				549,142				549,142
Compensation expense in connection with acquisition of WorksMedia Limited				299,102				299,102
Adjustment relating to the realization of tax benefits associated with share issues costs		(106,823)						(106,823)
Profit for the period					1,099,600		1,099,600
Other comprehensive loss						(26,263)	(26,263)
Total comprehensive income for the period							1,073,337	1,073,337

Balance September 30, 2011	34,010,958	$66,420,572		$19,522,420	$(67,012,367)	$(26,263)	$(67,038,630)	$18,904,362
Issuance of shares on vesting of RSUs and PSUs	68,464	106,119		(106,119)				-
Issuance of shares held in escrow	178,500	290,952		(290,952)				-
Stock-based compensation expense				95,669				95,669
Compensation expense re: acquisition of WorksMedia Limited				113,080				113,080
Reduction in share capital as a result of realizing the deferred tax expense associated with a portion of deductible share issue costs		(291)						(291)
Net loss					(4,122,654)		(4,122,654)
Other comprehensive loss						(170,954)	(170,954)
Total comprehensive loss for the period							(4,293,609)	(4,293,609)

Balance September 30, 2012	34,257,922	$66,817,352		$19,334,098	$(71,135,021)	$(197,217)	$(71,332,238)	$14,819,212
Issuance of shares on vesting of RSUs and PSUs	41,549	64,396		(64,396)				-
Stock-based compensation expense				140,364				140,364
Net Loss					(7,667,330)		(7,667,330)
Other comprehensive loss						546,333	546,333
Total comprehensive loss for the period							(7,120,997)	(7,120,997)

Balance September 30, 2013	34,299,471	$66,881,748		$19,410,066	$(78,802,351)	$349,116	$(78,453,235)	$7,838,579

The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	September 30, 2013	September 30, 2012	September 30, 2011

Cash flows from operating activities
Net (loss) profit for the period	$(7,667,330)	$(4,122,653)	$1,099,600
Items not affecting cash
Amortization of property and equipment	1,659,913	1,808,725	2,036,953
Amortization of intangible assets	309,156	1,091,024	858,354
Stock-based compensation expense	140,364	208,749	848,244
Unrealized foreign exchange loss	542,234	46,601	71,930
Allowance for doubtful accounts	54,107	132,012	33,102
Loss on disposal of property and equipment	15,801	-	117,306
Impairment of intangible asset	-	540,735	-
Deferred rent	(77,429)	-	-
Deferred income tax expense (recovery)	2,822,517	1,814,221	(1,299,025)
Impairment of goodwill (note 12)	594,851	77,382	-
Bargain purchase gain (note 6)	(128,537)	-	-

	(1,734,353)	1,596,796	3,766,464
Net change in non-cash working capital items (note 22)	(1,182,032)	1,435,556	(1,845,407)
	(2,916,385)	3,032,352	1,921,057
Cash flows from investing activities
Purchase of property and equipment	(450,787)	(1,180,356)	(2,076,900)
Purchase of intangible assets	(105,438)	(1,000,713)	(322,416)
Acquisition of Quarterhouse – net of cash received	(543,907)	-	-
Proceeds on disposal of property and equipment	1,914	-	2,674
	(1,098,218)	(2,181,069)	(2,396,642)
Cash flows from financing activities
Proceeds on exercise of options	-	-	364,720
Repurchase of common shares	-	-	(404,594)
Proceeds from line of credit and lease facility	1,779,000	-	-
Repayment of finance lease obligations	(133,522)	-	(107,964)

	1,645,478	-	(147,838)

Effect of changes in foreign exchange rates on cash and cash equivalents	(48,663)	(175,635)	(130,756)

(Decrease) increase in cash and cash equivalents during the year	(2,417,788)	675,648	(754,179)

Cash and cash equivalents - beginning of year	4,611,824	3,936,176	4,690,355

Cash and cash equivalents - end of year (note 22)	$2,194,036	$4,611,824	$3,936,176

Equipment Acquired Under Finance Leases	1,004,554	-	-

The accompanying notes are an integral part of these consolidated financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

1.	Nature of operations

PNI Digital Media Inc. is incorporated under the laws of the Province of British Columbia, Canada and is listed on the Toronto Stock Exchange (“TSX”) under the symbol PN and the OTC Bulletin Board under the symbol PNDMF. The address of the Company’s registered office is Suite 590, 425 Carrall Street, Vancouver, B.C. Canada, V6B 6E3.

PNI Digital Media Inc. and its subsidiaries (together “the Company”) provide retailers transaction processing and order routing services through the operation of the PNI Digital Media Platform. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photo prints, gifting products such as photo books and photo calendars, business cards and stationery. The Company’s online platform electronically connects the retailer and its customers through the internet and provides digital image delivery, hosting, transaction processing and storage. In addition, the Company provides the retailer with kiosk software which allows consumers to offload digital images from their digital media and order prints and gifting products within the retailer’s locations. The kiosk software is also connected to the Company’s online platform permitting customers in-store to order gifting products from the kiosk, which are then transmitted from the kiosk to a remote fulfillment facility via the online platform.

2.	Summary of significant accounting policies

a)	Basis of presentation

The principal accounting policies applied in preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all years presented unless otherwise stated.

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRIC interpretations as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”) and were approved by the Board of Directors for issue on December 10, 2013.

b)	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

c)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and each of its wholly-owned subsidiaries. Wholly owned subsidiaries are entities in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The Company’s principal operating subsidiaries are QS Quarterhouse Software Inc. (“Quarterhouse”), and PNI Digital Media Europe Ltd.

All material intercompany balances and transactions are eliminated upon consolidation.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

d)	Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the fair value of consideration and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of operations. Acquisition related costs are expensed as incurred.

e)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments and has been identified as the Chief Executive Officer of the Company.

f)	Foreign currency translation

(i)	Function and presentation currency

Items included in the financial statements of each consolidated entity in the PNI Digital Media Inc. group are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of PNI Digital Media Inc. is the Canadian dollar.

The financial statements of entities that have a functional currency different from that of PNI Digital Media Inc. (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities – at the closing rate at the balance sheet date, and income and expenses – at the average rate of the period (as this is considered a reasonable approximation of the actual rates prevailing at the transaction dates). All resulting changes are recognized in other comprehensive (gain) loss.

Should a foreign operation be sold, the cumulative exchange differences recognized in other comprehensive loss may be reclassified in the consolidated statement of operations.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entities’ functional currency are recognized in the statement of comprehensive income in “realized foreign exchange (loss) gain” and “unrealized foreign exchange (loss) gain” respectively.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

g)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. In the consolidated balance sheet bank overdrafts are shown in the line of credit and overdrafts within current liabilities. As at September 30, 2013 and 2012 the Company had no investments with original terms to maturity of greater than three months.

h)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization and accumulated impairment losses (if any). Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs, if any, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

The major categories of property and equipment are amortized over their estimated useful lives at the following rates:

Computer equipment	30% declining balance
Furniture and office equipment	20% declining balance
Leasehold improvements	Term of the lease
Equipment held under capital lease	Term of the lease

Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included in the appropriate expense category including cost of sales, software development, general and administration and sales and marketing.

i)	Intangible assets

(i)	Identifiable intangible assets

Intangible assets acquired in a business combination that meet the specified criteria for recognition, apart from goodwill, are initially recognized and measured at fair value. Intangible assets with finite useful lives, including acquired software, software developed for internal use and customer relationships, are amortized on a straight-line basis over their estimated useful lives as follows:

Acquired software	3 years
Customer relationships	3 years
Internal use software	1-3 years

Amortization of intangible assets is included within cost of sales. The amortization methods and estimated useful lives of intangible assets are reviewed annually or earlier if events and circumstances change.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

(ii)	Software development costs

Software development costs includes the costs to customize aspects of the Company's PNI Network software for specific customers as well as the cost of generating the Company's software used in the PNI Network and software sold to customers. For costs incurred to generate software used in the PNI Network or sold to customers, the Company classifies costs into a research phase and a development phase. Costs incurred during the research phase are expensed when incurred as the Company is not able to demonstrate that the software will generate future economic benefits. Costs incurred during the development phase are recognized as intangible assets only if the Company can demonstrate the asset meets the criteria laid out under the relevant standards.

During the year ended September 30, 2013, no internal development costs were capitalized as these costs did not meet the criteria for capitalization (2012: $508,806, 2011: $186,426), based on lack of certainty over the achieving future economic benefits from these activities.

During the year ended September 30, 2013, the Company expensed $9,907,590 in software development expenses (2012: $9,678,638, 2011: $9,439,423). These costs principally consist of staff and consulting costs associated with the day to day operations of the Company including customizing aspects of the Company’s PNI Network software for specific customers, generating and maintaining the Company’s software used in the PNI Network and exploring new initiatives.

(iii)	Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values assigned to the identifiable net assets of the acquired enterprise at the date of acquisition. Goodwill is allocated to each cash-generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. The allocation of goodwill to cash generating units reflects how goodwill is monitored for internal management purposes. A group of CGUs represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Company’s CGUs are PNI Canada (its Canadian operations) and PNI Europe (its European operations). Goodwill is not amortized, and is carried at cost less accumulated impairment losses, if any. Management reviews the performance of its cash generating units based on geography, which is also at the operating segment level. Irrespective of any indication of impairment, the recoverable amount of the cash generating unit or group of cash generating units to which goodwill has been allocated is tested annually for impairment or more frequently if there is an indication that the goodwill may be impaired in accordance with “impairment of non-financial assets.” The carrying value of goodwill is compared to the recoverable amounts, which is the higher of the value in use and the fair value less costs to sell. Any impairment is recognized in expense immediately and is not subsequently reversed.

j)	Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets that are not amortized are subject to an annual impairment test. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of:

  An asset’s fair value less costs to sell; and

  Value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The impairment test methodology is based on a comparison between the higher of fair value less costs to sell and value-in-use of each of the Company's CGUs and the net asset carrying values, including goodwill, of the Company's CGUs. An impairment loss is recognized if the carrying amount of a CGU exceeds its estimated recoverable amount. Value in use is determined as the present value of the future cash flows expected to be derived from an asset or cash generating unit. Estimated future cash flows are calculated using estimated future prices, operating and capital costs.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Company evaluates impairment losses, other than goodwill, for potential reversals when events or circumstances warrant such consideration.

It is possible that some of our tangible or intangible long-lived assets or goodwill could become impaired in the future and that any resulting write-downs could be material.

k)	Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss except to the extent that it relates to items recognized directly in other comprehensive income or directly in equity, in which case the income tax is also recognized directly in other comprehensive income (loss) or equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. As at September, 2013, the Company has not incurred any taxes payable (2012: $nil, 2011: $nil).

Deferred tax is recognized, using the balance sheet liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating losses or tax credits. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset is realized or liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred income tax assets and liabilities are presented as non-current.

l)	Share capital

Direct costs associated with the issue of capital stock or warrants are deducted from the related proceeds at the time of the issue.

m)	Revenue

The Company provides online and in-store digital media solutions to retailers. These solutions are primarily provided through the PNI Digital Media Network services (Network Services). The Company also provides professional services and sells software products to retailers either directly or through license and distribution agreements. The products sold do not have any general rights of

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

return except under arrangements whereby the Company provides the product to the ultimate customer.

Through Network Services, the Company’s customers obtain access to the PNI Digital Media Platform (Platform) which provides the technology which delivers media transactions between retailers and content providers and their consumers. The Platform provides a transaction and order routing tier which delivers orders placed either through online sites, mobile devices or kiosks to the production facilities of the Company’s customers for production and delivery to end consumers. Through the Platform, customers are able to store, edit, archive, distribute and print photographs and other personalized products. The Company does not produce the content, but may act as an agent for certain retailers for some consumer deliverables. The Network Services provided by the Company may include the software, hosting, storage and archiving facilities, ongoing development up to a specified threshold of hours, initial integration of the software into the customer’s environment, technical support, maintenance services and hardware. Fees for these services are paid through fixed and variable fees. The variable fees are based on different factors and may be based on the number of physical locations connected to the Network, the number of transactions processed through the Platform, the number of images uploaded through the Platform, a percentage of revenue earned by its customers and the amount of storage capacity used in excess of minimums provided in the contract. The Company accounts for the Network Services as a single unit of accounting.

In some instances, the Company provides services to the ultimate customers who access the PNI Network through a retailer’s website. These services include taking on the responsibility for the fulfillment of print orders, the provision of certain consumer deliverables and other media. The Company pays the retailer a commission for the use of their website and other services provided by the retailer. The Company is responsible for fulfilling the ultimate customers’ orders and fulfills its obligations through the use of third party suppliers who ship the products directly to the customer. Revenue is recognized when the product is shipped, net of estimated returns, as the Company has transferred the significant risks and rewards of ownership to the customer at that time. The Company estimates the provision for returns based on historical experience and adjusts to actual returns when determinable.

The Company provides professional services in addition to the initial integration services to make changes to the customer’s website and branded environment and to provide email marketing programs to customers.

Revenue is considered realized or realizable and earned when all of the following criteria are met:

(i)	Persuasive evidence of a sales arrangement exists;
(ii)	Delivery has occurred or services have been rendered;
(iii)	The price is fixed or determinable; and
(iv)	Collectability is reasonably assured.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Cash received from customers prior to the related revenue being recognized is recorded as deferred revenue. In addition to this general policy:

  Fees earned for software licenses relate to the sale of software either directly to retailers or to distributors for resale to retailers for use in-store, allowing end users to edit and order prints and other photo-related items from digital images. Revenue from these arrangements that involve multiple elements are reviewed to determine whether a delivered item(s) has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered item(s). If these criteria are met, the Company allocates revenue using the relative fair value of each element within the contract that has stand-alone value, such as software products, post contract customer support and maintenance. In instances, where the Company has evidence of the fair value of each element within a multiple deliverable arrangement, revenue is recognized upon the delivery or rendering of service(s) with respect to each section as there is no general right of return. Revenue for perpetual software licenses is recognized upon delivery, as the license holder is not obligated to pay maintenance for the ongoing use of the license. Maintenance fees are recognized on a straight line basis over the term of the maintenance service period. If the fair value of the delivered item is not obtainable, the Company allocates revenue using the residual method in instances where the fair value of the undelivered item is verifiable. The Company does not currently have any multiple deliverable arrangements which require the use of the residual approach.

  Installation fees are fixed upfront fees related to Network Services which are deferred and recognized on a straight-line basis over the life of the agreement, or where the agreement with the customer is on a month-to-month basis, over the estimated life of the customer relationship period. The customer relationship period is assessed annually, and has been estimated to be 24 to 48 months.

  Monthly fixed fees per connected location are recognized monthly and are included in membership fees.

  Fees for storing and archiving digital images for customers in excess of the minimums provided in the agreement are based upon our customers storage capacity needs, and are recognized as the storage is provided and are included in archive fees.

The Company offers volume and other rebates and discounts to certain customers which are recognized as a reduction of revenue at the date the related revenue is recognized or the date the offer is made for previously recognized revenue. The amount of rebates is based on estimates of the expected rebates to be paid based on historical and expected trends or on the maximum potential rebates that could be earned by a customer if the Company is unable to reasonably estimate the expected rebate. The Company accounts for cash consideration offered to customers, including annual volume discounts, as a reduction in sales revenue. All revenues are reported net of sales and value added taxes.

Trade accounts receivable balances are shown net of allowances for doubtful accounts.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

n)	Cost of sales

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, cost of sales includes amortization associated with property and equipment used in our data centers, amortization associated with acquired software, customer relationships and internal use software relating to generating revenue.

o)	Share-based payment

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If graded awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contributed surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted, the volatility of the Company’s common shares, forfeitures, and an expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero as detailed in note 15b. The Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

p)	Leases

Leases entered into are classified as either finance or operating leases. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as finance leases. Property acquired under finance leases is recorded as an asset on the balance

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

sheet with a corresponding increase to the finance lease obligation and depreciated over the term of the lease.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to operations on a straight-line basis over the term of the lease. The benefits of lease inducements provided to the Company are recognized on a straight-line basis over the term of the lease agreement.

q)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)

Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges. The Company’s financial liability at fair value through the profit and loss is contingent consideration. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of operations and comprehensive income (loss).

(ii)

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise accounts receivable, other current assets, and cash and cash equivalents, and are included in current assets due to their short-term nature.

Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Changes in the amortized cost are recorded in the consolidated statement of operations and comprehensive (loss) income.

(iii)

Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables, line of credit and bank overdraft, debt and finance lease obligations. Financial liabilities are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Changes in the amortized cost are recorded in the consolidated statement of operations and comprehensive (loss) income.

Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

r)	Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

s)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of PNI Digital Media Inc. by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants and the unrecognized portion of the fair value of stock options are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

3.	Recent accounting pronouncements

The following new or amended standards were adopted in the year ended September 30, 2013:

a)

IAS 12 – “Income Taxes”. Amendments to IAS 12 clarify how an entity should measure the deferred tax consequences related to accounting recoveries of previously-impaired assets and liabilities underlying deferred tax assets and liabilities. These amendments are effective for annual periods beginning after January 1, 2012.

b)

IAS 1 – “Presentation of Financial Statements” (“IAS 1”). Amendments to IAS 1 require that elements of other comprehensive income that may subsequently be reclassified through profit and loss be differentiated from those items that will not be reclassified.

The Company adopted the above amendments as of October 1, 2012 . The impact of adoption of the amendments did not have any significant effect on the consolidated financial statements.

Future accounting pronouncements

The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

a)

IFRS 9, Financial Instruments (“IFRS 9”), which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. There is currently no mandatory effective date for IFRS 9..

b)

As of October 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation—Special Purpose Entities (“SIC-12”) and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Earlier application of this standard is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The standard provides additional guidance to assist in the determination of control. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

c)

As of October 1, 2013, the Company will be required to adopt IFRS 11, Joint Arrangements (“IFRS 11”). The new standard replaces the requirements of IAS 31, Interests in Joint Ventures (“IAS 31”) and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers (“SIC-13”) and removes the ability to proportionately consolidate interests in joint ventures, requiring instead use of the equity method to account for such interests. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

d)	As of October 1, 2013, the Company will be required to adopt IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”). This standard replaces the requirements previously included in IAS

27, IAS 31, and IAS 28, Investments in Associates (“IAS 28”), and requires disclosure for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of this standard is not expected to have a material impact on the Company’s disclosures.

e)

As October 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement (“IFRS 13”). This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

f)

As of October 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”). The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. The adoption of the amended standard is not expected to have a material impact on the Company’s financial statements.

4.	Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience.

Actual results could differ from those estimates.

The estimates and underlying assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The judgments that management has applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Estimated impairment of goodwill

The Company performs an annual impairment tests over goodwill in accordance with the accounting policy stated in note 2. The recoverable amount of the cash generating unit (CGU) have been determined based on the higher of the value in use calculations and the fair vale less costs to sell.

The Company assessed the carrying values of goodwill, which is allocated to the Company’s European CGU. An impairment charge of $594,851 (2012: $77,382, 2011: $nil) arose in the European CGU, resulting in the carrying amount of the CGU to be written down to its recoverable amount; and write off of the full amount of goodwill.. There was no further write down in CGU as the remaining assets are all liquid and approximate to fair value. The impairment charge was recorded in cost of sales on the consolidated statements of operations and comprehensive (loss) income.

The recoverable amount was determined using the value in use model.

The estimates used to determine the value in use are based on the following key assumptions:

  Cash flows were projected based on past experience, actual operating results and planned results for the near term. Terminal value calculations for the cash generating unit were extrapolated using a constant growth rate of 3%.

The estimated future cash flows are discounted to their present value using a pre-tax discount rate of 21.7% which reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. Risks specific to the assets of these units have not been included within the calculation of the discount rates used, but have been factored into the cash flow projections. The net present value of the future expected cash flows was compared to the carrying value of the Company’s investment, including goodwill, at year-end and resulted in the impairment of goodwill as noted above.

Recoverability of deferred income tax assets

The amount recognised as deferred income tax assets is determined using the undiscounted cash flows aligned with estimates used in the impairment analysis for goodwill. Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, and customer renewal rates. The amount recognised is sensitive to the loss of certain key customers.

Based on management’s analysis, the Company recorded a write-down of the carrying amount of its deferred income tax assets attributable to its Canadian and European entities by $2,822,517 (2012: $1,814,221 expense, 2011: $1,299,025 recovery). This change is primarily a result of lower projected revenues as the company experiences certain challenges from certain customers in the form of changing fee structures while maintaining the same level if not higher services as well as the change in the kiosk operations. Certain of these contracts were renegotiated in the current year which gave rise to the changes in management’s estimates and the resulting reduction of the deferred tax income asset in both jurisdictions.

Share-based compensation

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The inputs used in accounting for share-based compensation. See note 14 for a discussion of the key estimates used.

Fair value of assets and liabilities in business combination

The inputs used in accounting for fair value of assets and liabilities in business combination. See note 6 for a discussion of the key estimates used.

5.	Seasonality of operations

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter, ended December 31. Due to the seasonal nature of the Company’s business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

6.	Acquisition of Quarterhouse

Effective April 11, 2013, the Company completed the acquisition of all of the outstanding shares of privately-held Quarterhouse an Austin, Texas based company that is a leading developer of web-based print on demand software for commercial printers and distributors. The initial focus for this asset will be on business printing. The Company expects that the highly customizable content management systems and automation tools from Quarterhouse will enable the Company to realize operational improvements and to target a wider range of eligible retailers, including strong regional retailers and multi-outlet franchisees. The first new partner on this technology was signed shortly after close of the acquisition.

The equity purchase has been accounted for as a business combination, with the Company being identified as the acquirer. The results of the acquired Quarterhouse business are included in the Company’s results from operations from the closing date of April 11, 2013. From the date of acquisition, April 11, 2013 (the “Acquisition Date”), to September 30, 2013, the Company recognized revenue from Quarterhouse of $73,850, and a loss of $537,863, which includes $228,116 in amortization associated with the acquired software.

The aggregate upfront payment of US$500,000 was wholly comprised of cash. All direct costs of the acquisition have been expensed in the Company’s statement of operations in the period in which they are incurred. During the twelve months ended September 30, 2013, the Company recorded $106,000 in acquisition-related expenses within general and administration expense.

In addition to the purchase price, there is contingent consideration of up to US$500,000 and, which is eligible to be paid to the selling shareholders of Quarterhouse contingent on the achievement of specified sales and development targets over a one year-period, post-acquisition. US$353,775 of the contingent consideration has been included in the purchase price based on the present value of management’s best estimate of the probability that milestone events will be achieved as of the date of acquisition. As of September 30, 2013, certain development milestones have been met resulting in milestones payments of US$50,000 and certain estimates have been revised, resulting in a remaining probability adjusted contingent purchase consideration to US$338,975 based on a discount rate of 15%. At September 30, 2013 management recorded the change in the estimate in relating to the revisions in the probabilities assigned in achieving milestones of approximately $32,062; this was recorded in statement of operations within Bargain Purchase Gain. The potential

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

undiscounted amount of all future payments that the Company could be required to pay under this arrangement is between US$0 and US$450,000. This is a level 3 fair value measurement.
The allocation of the purchase price disclosed hereunder has been based upon management’s estimates and certain assumptions with respect to the fair value associated with the assets (intangible assets and goodwill) acquired and liabilities (deferred income tax liabilities) assumed.

The total purchase consideration has been allocated to the fair values of the assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of the acquisition. The purchase consideration has been allocated to the net assets acquired as follows (“Purchase Price Allocation”):

In US$
Cash	$13,966
Accounts receivable	67,788
Property and equipment	4,165
Intangible asset (acquired software)	1,435,000
Accrued liabilities	(4,296)
Deferred income tax liability	(502,250)
Fair value of net assets acquired	$1,014,373
Bargain purchase gain	(160,599)
Purchase Consideration	$853,774

This intangible asset has been determined to have a useful life of 3 years. The Company valued the software using a depreciated replacement cost methodology. This methodology as it relates to software, estimates the current costs to replicate the software on an “as is” basis, assuming no enhancements or technological improvements. As the value of the assets acquired, particularly the acquired software was in excess of the purchase consideration, the acquisition resulted in a bargain purchase gain of $160,599. In the twelve months ended September 30, 2013, the Company recorded $228,116 of amortization of these acquired intangible assets within cost of sales.

The following table discloses the revenue and loss of the combined entity for the current reporting period as though the acquisition date for the business combination occurred during the year had been as of October 1, 2012.

		12 Months Ended
Description	PNI	Quarterhouse	Pro-forma

Revenue	$20,825,353	$216,579	$21,041,932

Cost of sales	10,171,726	237,689	10,409,415
Software development	9,599,094	341,986	9,941,080
General and administration	3,546,821	163,562	3,710,383
Sales and marketing	1,458,006	17,265	1,475,271
Loss from operations	$(3,950,294)	$(543,923)	$(4,494,217)

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The Vendor has indemnified the Company from any expense attributable to all taxes (or the non-payment thereof) of Quarterhouse for all taxable periods ended on or before the Acquisition Date and the portion through the end of the Acquisition Date for any taxable period that includes (but does not end on) the Acquisition Date; provided, however, that The Vendor will be liable only to the extent that such taxes exceed the amount, if any, reserved for deferred taxes in the Purchase Price Allocation as of the Acquisition Date. Management has not recorded any asset or liability in relation to these amounts, given the lack of certainty surrounding these amounts.

7.	Cost of sales and operating expenses:

Within cost of sales and operating expenses, the Company includes charges relating to amortization of plant and equipment, amortization of intangible assets and share-based compensation. These costs are identified below in their relevant statement operations caption.

					For the year ended September 30, 2013
	Per	Amortization	Amortizati	Loss on	Impairment	Impairment of	Share-	Excluding
	statement of	of property	on of	disposal of	of	goodwill	based	amortization and
	operations	and	intangible	property and	intangible		compensa	share-based
		equipment	assets	equipment	assets		tion	compensation
Cost of sales	$10,401,693	1,318,800	308,406	15,321	-	594,851	6,519	$8,157,796
Operating expenses
Software development	9,907,590	289,103	482	-	-	-	20,741	9,597,264
General and administration	3,591,014	29,883	190	-	-	-	111,865	3,449,076
Sales and marketing	1,474,749	22,127	78	480	-	-	1,239	1,450,825
Total operating expenses	$14,973,353	341,113	750	480	-	-	133,845	$14,497,165
	$25,375,046	1,659,913	309,156	15,801	-	594,851	140,364	$22,654,961

					For the year ended September 30, 2012
	Per statement	Amortization	Amortizati	Loss on	Impairment	Impairment	Share-based	Excluding
	of operations	of property	on of	disposal of	of	of goodwill	compensation	amortization
		and	intangible	property and	intangible			and share-
		equipment	assets	equipment	assets			based
								compensation
Cost of sales	$10,458,022	1,529,978	922,558	-	540,735	77,382	(698)	$7,388,067
Operating expenses
Software development	9,678,638	230,343	168,466	-	-	-	41,364	9,238,465
General and administration	3,768,203	26,873	-	-	-	-	168,636	3,572,694
Sales and marketing	1,038,374	21,531	-	-	-	-	(553)	1,017,396
Total operating expenses	$14,485,215	278,747	168,466	-	-	-	209,447	$13,828,555
	$24,943,237	1,808,725	1,091,024	-	540,735	77,382	208,749	$21,216,622

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

					For the year ended September 30, 2011
	Per statement	Amortization	Amortizati	Loss on	Impairment	Impairment	Share-based	Excluding
	of operations	of property	on of	disposal of	intangible	goodwill	compensation	amortization
		and	intangible	property and	assets			and share-
		equipment	assets	equipment				based
								compensation
Cost of sales	$9,399,107	1,689,790	858,354	36,294	-	-	43,156	$6,771,513
Operating expenses
Software development	9,439,423	294,063	-	69,622	-	-	262,225	8,813,513
General and administration	3,928,210	30,135	-	6,075	-	-	482,129	3,409,871
Sales and marketing	988,289	22,966	-	5,315	-	-	60,733	899,275
Total operating expenses	$14,355,922	347,164	-	81,012	-	-	805,087	$13,122,659
	$23,755,029	2,036,954	858,354	117,306	-	-	848,243	$19,894,172

8.	Accounts receivable

	September 30, 2013	September 30, 2012	September 30, 2011

Trade accounts receivable	$3,614,669	$4,353,424	$4,540,075
Allowance for doubtful accounts	(46,491)	(130,023)	(145,000)
	3,568,178	4,223,401	4,395,075
Commodity taxes recoverable	35,868	30,140	135,655
Other	225,608	-	5,182
Total	$3,829,654	$4,253,541	$4,535,912

Reconciliation of changes in allowance for doubtful accounts:

	September 30, 2013	September 30, 2012	September 30, 2011

Balance, beginning of period	$130,023	$145,000	$176,531
Increase in allowance for doubtful accounts	54,107	132,012	33,102
Application of existing provision to write-off the amount receivable	(144,988)	(146,989)	(63,710)
Impact of foreign currency translation	7,349	-	(923)
Balance, end of period	$46,491	$130,023	$145,000

During the year ended September 30, 2013 the Company incurred bad debt expenses of $54,107 (2012: $132,012, 2011: $33,102).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

As at September 30, 2013

	Financial assets that are past due but not impaired
	Neither past due nor				Carrying value on
	impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$2,589,547	$439,770	$130,187	$408,674	$3,568,178
Commodity taxes recoverable	35,868	-	-	-	35,868
Other	225,608	-	-	-	225,608
Total	$2,851,023	$439,770	$130,187	$408,674	$3,829,654

As at September 30, 2012

	Financial assets that are past due but not impaired
	Neither past due nor				Carrying value on
	impaired	31 – 60 days	61 – 90 days	91 days +	the balance sheet

Trade accounts receivable	$2,334,240	$328,844	$358,600	$1,201,717	$4,223,401
Commodity taxes recoverable	30,140	-	-	-	30,140
Other	-	-	-	-	-
Total	$2,364,380	$328,844	$358,600	$1,201,717	$4,253,541

As at September 30, 2011

	Financial assets that are past due but not impaired
					Carrying value
	Neither past due				on the balance
	nor impaired	31 – 60 days	61 – 90 days	91 days +	sheet

Trade accounts receivable	$3,127,511	$36,942	$443,565	$787,057	$4,395,075
Commodity taxes recoverable	135,655	-	-	-	135,655
Other	5,182	-	-	-	5,182
Total	$3,268,348	$36,942	$443,565	$787,057	$4,535,912

At September 30, 2013, four customers each account for 10% or more of total trade accounts receivable (2012: three customers, 2011: five customers).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

9.	Property, plant and equipment

October 1, 2012 to September 30, 2013

		Furniture and
	Computer	office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2012	$17,159,448	$406,577	$243,962	$17,809,987
Additions	1,233,940	17,637	225,545	1,477,122
Disposals / write-offs	(141,061)	(3,800)	-	(144,861)
Impairments	-	-	-	-
Currency translation adjustments	9,809	(22)	-	9,787
As at September 30, 2013	$18,262,136	$420,392	$469,507	$19,152,035

Accumulated Amortization
As at October 1, 2012	$12,657,005	$303,808	$165,819	$13,126,632
Amortization	1,583,341	21,661	54,911	1,659,913
Disposals / write-offs	(123,345)	(3,800)	-	(127,145)
Impairments	-	-	-	-
Currency translation adjustments	9,700	(13)	-	9,687
As at September 30, 2013	$14,126,701	$321,656	$220,730	$14,669,087

Carrying value – October 1, 2012	$4,502,443	$102,769	$78,143	$4,683,355
Carrying value – September 30,2013	$4,135,435	$98,736	$248,777	$4,482,948

October 1, 2011 to September 30, 2012

		Furniture and
	Computer	office	Leasehold
	equipment	equipment	improvements	Total
Cost
As at October 1, 2011	$15,878,073	$401,750	$181,718	$16,461,541
Additions	1,284,842	4,883	62,244	1,351,969
Currency translation adjustments	(3,467)	(56)	-	(3,523)
As at September 30, 2012	$17,159,448	$406,577	$243,962	$17,809,987

Accumulated Amortization
As at October 1, 2011	$10,903,337	$278,779	$139,275	$11,321,391
Amortization	1,757,099	25,082	26,544	1,808,725
Currency translation adjustments	(3,431)	(53)	-	(3,484)
As at September 30, 2012	$12,657,005	$303,808	$165,819	$13,126,632

Carrying value – October 1, 2011	$4,974,736	$122,971	$42,443	$5,140,150
Carrying value – September 30, 2012	$4,502,443	$102,769	$78,143	$4,683,355

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The carrying value of computer equipment under lease was $853,871 at September 30, 2013 (2012: $nil, 2011: $nil). $150,683 of amortization associated with leased equipment was included in the statement of operations and comprehensive loss (income) in the year ended September 30, 2013 (2012: $nil, 2011: $nil).

10.	Current and deferred income taxes

For the year ended September 30, 2013 the Company recorded a write-down of $2,822,517 against its deferred income tax assets with the corresponding charge to deferred income tax expense (recovery) (2012: $1,814,221, 2011: ($1,299,025)).

Non-capital losses were used to offset taxable income where applicable resulting in nil current income tax. The deferred income tax expense in the year primarily arose from a $2,244,440 reversal of previously recognized United Kingdom income tax assets due to uncertainty surrounding their recovery.

The gross movement of the deferred income tax account is as follows:

	2013	2012	2011
Opening balance - October 1	$5,222,603	$7,065,857	$5,861,504
Income tax recovery (expense)	(2,822,517)	(1,814,221)	1,299,025
Tax charge relating to components of other comprehensive income	-	(29,033)	(94,672)
Impact of acquisition of Quarterhouse and other	(517,921)	-	-
Closing balance - September 30	$1,882,165	$5,222,603	$7,065,857

a)	Rate changes

Effective April 1, 2013 the British Columbia tax rate increased from 10% to 11%. The Canadian Federal tax rate decreased during 2012 from 16.5% to 15%.

During 2012, the United Kingdom government enacted tax reform which included a 1% rate reduction to the main corporate tax rate from 25% to 24% effective April 1, 2012 to March 31, 2013. During 2013, the United Kingdom government enacted further rate reductions to 23% applicable from April 1, 2013, to 21% from April 1, 2014 and to 20% from April 1, 2015.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

b)	Rate reconciliation

The Company is subject to income taxes in Canada, the United States and the United Kingdom. The income tax expense differs from the amount obtained by applying the applicable statutory income tax rate to the loss before income taxes as follows:

	2013	2012	2011
Canadian statutory income tax rate	25.50%	25.38%	27.00%

Income tax recovery based on statutory income tax rate	$(1,235,427)	$(585,765)	$(53,851)
Non-deductible expenses	68,499	72,021	243,052
Effect of different foreign statutory rates	(34,172)	(6,080)	-
Impact of change in tax rates	152,329	263,866	415,662
Adjustments in respect of prior year returns	168,247	(11,468)	(63,394)
Share issue costs charged to share capital	-	(397)	(106,823)
De-recognition (recognition) of previously recognized (unrecognized) deferred tax assets	3,703,041	2,082,044	(1,733,671)
Income tax expense (recovery)	$2,822,517	$1,814,221	$(1,299,025)

The Company’s loss before tax includes a loss of $3,793,289 (2012: $3,940,457, 2011: $1,672,143) from domestic operations and a loss (income) of $1,051,523 (2012: ($1,632,022), 2011: ($1,472,718)) from foreign operations.

c)	Deferred tax assets and liabilities

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. This assumption is based on management’s best estimate of future circumstances and events. If these estimates and assumptions changed in the future, the value of the deferred tax assets could increase or decrease, resulting in an income tax recovery or expense.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The composition of the Company's deferred income tax assets and liabilities are as follows:

	September 30,	September 30,
	2013	2012
Deferred income tax assets

Non-capital losses	$5,406,576	$5,163,889
Property and equipment	4,318,197	3,795,911
Share issue costs	-	396
Other	124,806	201,918
	9,849,579	9,162,114
Offset against deferred tax liabilities	(124,641)	(132,134)
Unrecognized deferred tax assets	(7,510,419)	(3,807,377)
Deferred tax assets	2,214,519	5,222,603

Deferred income tax liabilities

Related party interest accrued	-	(102,371)
Intangibles	(438,794)	-
Unrealized foreign exchange and other	(18,201)	(29,763)
Offset against deferred tax asset	124,641	132,134
	(332,354)	-

Deferred income tax assets, net	1,882,165	5,222,603

Deferred income tax assets
Deferred tax assets to be recovered within 12 months	$124,806	$197,409
Deferred tax assets to be recovered after more than 12 months	2,212,851	5,127,565
	2,337,657	5,324,974
Deferred income tax liabilities
Deferred tax liabilities to be recovered within12 months	-	-
Deferred tax liabilities to be recovered after more than 12 months	(455,492)	(102,371)
	(455,492)	(102,371)
Deferred income tax assets, net	$1,882,165	$5,222,603

The Company does not recognize certain tax assets of the Canadian parent, and its UK subsidiaries, PNI Digital Media Ltd. and PNI Digital Media Europe Ltd., that do not meet the more likely than not

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

threshold. Due to this unlikelihood, deductible temporary differences and unused tax losses for which no deferred tax asset have been recognized have been is detailed below:

	September 30,	September
	2013	30, 2012
Non-capital losses	$5,298,633	$2,919,449
Property and equipment	2,211,786	887,928
Unrecognized deferred income tax assets, net	$7,510,419	$3,807,377

d)	Non-capital losses

As at September 30, 2013, the Company had $10,315,048 (2012: $9,046,442) of non-capital losses in Canada available to reduce future taxable income which were not recorded in these financial statements because of the uncertainty of their recovery. These unrecognized income tax losses expire as follows:

2015	$731,031
2026	2,248,406
2027	3,121,223
2028	2,616,270
2033	1,598,118
$10,315,048

As at September 30, 2013, the Company also had £7,859,907 (2012: £7,933,022) of non-capital losses for tax purposes in the United Kingdom that do not have an expiry date and which are available to reduce taxable income in future periods. No deferred income asset has been recognized with regard to these losses.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

11.	Intangible assets

October 1, 2012 to September 30, 2013

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611
Additions	1,483,257	-	80,101	1,563,358
Currency translation adjustments	174,575	72,176	131	246,882
As at September 30, 2013	$5,458,253	$6,867,979	$775,619	$13,101,851

Accumulated Amortization
As at October 1, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487
Amortization	228,115	-	81,041	309,156
Currency translation adjustments	176,021	72,176	80	248,277
As at September 30, 2013	$4,204,557	$6,867,979	$774,384	$11,846,920

Carrying value – October 1, 2012	$-	$-	$2,124	$2,124
Carrying value – September 30, 2013	1,253,696	$-	$1,235	1,254,931

October 1, 2011 to September 30, 2012

	Acquired	Customer	Internal use
	software	relationships	software	Total
Cost
As at October 1, 2011	$3,856,324	$6,818,688	$446,126	$11,121,138
Additions	-	-	958,464	958,464
Disposals / write-offs	-	-	(168,466)	(168,466)
Impairments	-	-	(540,737)	(540,737)
Currency translation adjustments	(55,903)	(22,885)	-	(78,788)
As at September 30, 2012	$3,800,421	$6,795,803	$695,387	$11,291,611

Accumulated Amortization
As at October 1, 2011	$3,750,048	$6,599,419	$91,234	$10,440,701
Amortization	104,638	215,891	602,029	922,558
Currency translation adjustments	(54,265)	(19,507)	-	(73,772)
As at September 30, 2012	$3,800,421	$6,795,803	$693,263	$11,289,487

Carrying value – October 1, 2011	$106,276	$219,269	$354,892	$680,437
Carrying value – September 30, 2012	$-	$-	$2,124	$2,124

During the year ended September 30, 2012, the Company wrote-off $168,466 in previously capitalized costs associated with the development of internal use software and included within software development in the Canadian operating segment.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

During the year ended September 30, 2012 the Company recognized an impairment loss of $540,736. The impairment loss was primarily due to underperforming revenues associated with previously capitalized internal use software used in our social stationery product offerings. This amount was recorded in cost of sales on the consolidated statements of operations and comprehensive income (loss) in the Canadian operating segment, one of the Company’s two CGUs.

There was nil write off in the current year in relation to these items.

As at September 30, 2013, intangible assets of $1,235 (2012 : $2,124) were allocated to the Company’s European operating segment, and $1,253,696 (2012: $nil) were allocated to the Company’s Canadian operating segment, which includes Quarterhouse.

12.	Goodwill

Amount
Balance, October 1, 2011	$654,222
Currency translation adjustments	(8,361)
Impairment of goodwill	(77,382)
Balance, September 30, 2012	$568,479
Currency translation adjustments	26,372
Impairment of goodwill	(594,851)
Balance, September 30, 2013	$-

Based on management’s analysis, the Company recognized an impairment loss of $594,851 in fiscal 2013 (2012: $77,382, 2011: $nil). This amount was recorded in cost of sales on the consolidated statements of operations and comprehensive income (loss) relating to the PNI Europe CGU.

As at September 30, 2013, goodwill of $nil (2012: $568,479) was allocated to the Company’s European operating segment, while $nil (2012: $nil) was allocated to the Company’s Canadian operating segment.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

13.	Accounts payable and accrued liabilities

	September 30,	September 30,
	2013	2012

	$	$
Trade payables	1,610,245	2,134,010
Amounts due to customers	654,742	1,283,077
Trade accruals	219,495	326,519
Accrued payroll and other taxes	71,209	240,896
Due to employees and consultants	481,680	405,935
	$	$
Total	3,037,371	4,390,437

14.	Share capital and stock options

a)	Authorized

Unlimited number of common and preferred shares without par value

As at September 30, 2013, the Company had 34,299,471 common shares issued (September 30, 2012: 34,257,922) and 34,299,471 outstanding (September 30, 2012: 34,257,922). There are no preferred shares issued or outstanding at September 30, 2013 (September 30, 2012: $nil).

b)	Options

The Company provides stock options to directors and certain employees of the Company pursuant to a stock option plan (the “Plan”). The Plan authorizes a maximum of 10% (3,429,947) of the Company’s issued and outstanding common shares to be reserved for issuance. The term of the options granted under the plan is five years and options are subject to various vesting requirements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The following table summarizes activity under the Company’s stock option plan since September 30, 2011:

	Number of	Average
	options	exercise
		price
Balance, September 30, 2011 (2,770,201 options exercisable)	1,888,223	$2.02
Granted	1,350,000	0.47
Exercised	-	-
Expired	(649,723)	2.32
Forfeited	(356,500)	1.54
Cancelled	-	-
Balance, September 30, 2012 (1,032,000 options exercisable)	2,232,000	$1.77
Granted	1,850,000	0.29
Exercised	-	-
Expired	(770,881)	1.79
Forfeited	(711,119)	0.43
Cancelled	-	-
Balance, September 30, 2013 (663,878 options exercisable)	2,600,000	$0.48

The following table summarizes information about stock options outstanding and exercisable at September 30, 2013:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Exercise price	outstanding	life (years)	exercise price	exercisable	exercise price
$0.27	1,425,000	3.91	$0.27	88,880	$0.27
$0.32	50,000	4.36	$0.32	-	$0.32
$0.44	200,000	4.07	$0.44	-	$0.44
$0.46	600,000	3.78	$0.46	249,998	$0.46
$1.48	150,000	0.48	$1.48	150,000	$1.48
$1.50	25,000	0.85	$1.50	25,000	$1.50
$1.55	150,000	2.01	$1.55	150,000	$1.55
$0.27 - $ 1.55	2,600,000	2.64	$0.27 - $ 1.55	663,878	$0.27 - $ 1.55

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following table provides the weighted average grant-date fair value and the weighted average assumptions used in applying the Black-Scholes option pricing model for grants made between September 30, 2012 and September 30, 2013:

Description	September 30, 2013	September 30, 2012

Exercise price	$0.29	$0.47
Market price on date of grant	0.29	0.44
Expected forfeiture rate	14.49%	2.7%

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Expected volatility	62.95% - 72.81%	59.14% - 61.85%
Risk-free interest rate	1.13%	1.18%
Expected life (years)	4.05	4.46
Expected dividend yield	0%	0%
Weighted average grant-date fair value ($ per share)	$0.15	$0.21

The total fair value of stock options granted during the year ended September 30, 2013 was $278,913 (2012: $280,230, 2011: $383,050).

During the year ended September 30, 2013, the Company recognized compensation expense of $138,938 (2012: $68,907, 2011: 253,649).

c)	Performance Share Unit Awards

A Performance Share Unit (“PSU”) is a right granted to an executive level employee to receive one common share of the Company. The PSUs will be earned only if performance goals (non-market conditions) over the performance periods established by or under the direction of the Compensation Committee are met. PSUs vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period, based on the recipient’s actual performance compared to the target performance and may equal from zero percent (0%) to one hundred percent (100%) of the target award. The fair value of each PSU awarded is based upon the quoted price of the Company’s stock on the date of grant, as the Company does not expect to pay dividends such an amount has not been included in the fair value of PSUs. The Company recognizes the expense based on an estimate at the end of each reporting period of the degree to which the performance goals are being met, incorporating an expected forfeiture rate of 2.7%, and adjusts the estimate at the conclusion of the performance period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of PSUs	Weighted average fair
		value
Balance, October 1, 2011	74,000	$1.55
Granted	-	-
Forfeited	(64,434)	1.55
PSUs issued as common shares upon vesting	(4,799)	1.55
Balance, September 30, 2012	4,767	1.55
Granted	-	-
Forfeited	(1,334)	1.55
PSUs issued as common shares upon vesting	(2,383)	1.55
Balance, September 30, 2013	1,050	$1.55

During the year ended September 30, 2013 the Company issued 2,383 common shares as it related to vested PSUs at a value of $3,694, which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares. During the year ended September 30, 2013, the Company recorded an expense recovery on PSUs of $114 (2012: $1,277, 2011: $7,440).

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

d)	Restricted Share Unit Awards

A Restricted Share Unit (“RSU”) is a right granted to a non-executive director or key employee to receive one common share of the Company on a time vested basis. The fair value of the restricted share awards is determined based upon the number of shares granted and the quoted price of the Company’s stock on the date of grant. Restricted shares vest over three years in equal annual instalments on each anniversary of the date of grant and will be delivered in common stock at the end of each vesting period. The expense is recognized on a graded-vesting basis over the vesting period.

	Number of RSUs	Weighted average fair
		value
Balance, October 1, 2011	198,200	$1.55
Granted	-	-
Forfeited	(51,401)	1.55
RSUs issued as common shares upon vesting	(63,665)	1.55
Balance, September 30, 2012	83,134	$1.55
Granted	-	-
Forfeited	(15,936)	1.55
RSUs issued as common shares upon vesting	(39,166)	1.55
Balance, September 30, 2013	28,032	$1.55

During the year ended September 30, 2013 the Company issued 39,116 common shares as it related to vested RSUs at a value of $60,630 which represents the fair value at the date of grant, and recorded this amount as an adjustment to contributed surplus and common shares.

During the year ended September 30, 2013, the Company recognized compensation expense of $1,545 (2012: $26,233, 2011: $102,401).

e)	Shares held in escrow

In connection with the acquisition of WorksMedia Limited, which was completed in March 2009, 750,000 common shares of the Company were issued. 214,500 of these common shares have been included as part of the purchase consideration, while the remaining 535,500 common shares are only being released from escrow upon the continued employment of the Principle Vendors over a three year period.

On March 10, 2012, the Company released the final installment of 250,000 common shares consisting of 71,500 common shares included as part of the purchase consideration while the remaining 178,500 common shares released related to the continued employment of the Principle Vendors. During the year ended September 30, 2013, the Company recognized compensation expense of $nil (2012: $ 113,080, 2011: $299,102) in connection with the acquisition of WorksMedia Limited.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

f)	Earnings per share

The following is a reconciliation of the numerator and the denominators used for the computation of basic and diluted earnings per share amounts:

	September 30, 2013	September 30, 2012	September 30, 2011

Net (loss) earnings for the period (numerator)	$(7,667,330)	$(4,122,653)	$1,099,600

Weighted average number of shares outstanding (denominator)

Basic	34,299,471	34,178,165	33,927,659

Effect of dilutive securities:

Stock options	-	-	11,045

RSUs	-	-	40,908

PSUs	-	-	5,659

Total	34,299,471	34,178,165	33,985,271

15.	Segment information

The Company’s sales by geographical area are as follows:

	Year Ended
Description	September 30, 2013	September 30, 2012

Canada	$4,245,263	$4,349,099
United States	14,851,631	14,348,137
United Kingdom	1,692,570	3,792,752
Other	109,740	222,817

Total	$20,899,204	$22,712,805

The Company has two CGUs comprising groups of assets which generate inflows that are largely independent from other assets.

The Company has two operating segments comprising components of the Group’s operations which have operating results reviewed by the Company’s CODM, and which meet the aggregation criteria for one reportable segment (note 2). The Company’s goodwill prior to the recognition of an impairment loss in the current year was allocated in its entirety to the European operating segment, which is also its PNI Europe CGU. Revenue is attributed to the geographic location of the Company’s customers.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

As at September 30, 2013 and September 30, 2012, the Company’s assets and liabilities by geographical location are as follows:

		United	United
	Canada	Kingdom	States	Total
September 30, 2013
Assets
Property and equipment	$4,422,337	$3,679	$56,932	$4,482,948
Goodwill and intangible assets	$-	$1,235	$1,253,696	$1,254,931
Deferred income tax asset	$2,214,519	$-	$-	$2,214,519

Liabilities
Accounts payable and accrued
liabilities	$2,615,433	$400,978	$20,960	$3,037,371
Line of credit and overdraft	$1 ,401,070	$-	$-	$1,401,070
Deferred revenue	$480,021	$99,288	$2,922	$582,231
Finance lease obligations	$917,763	$-	$-	$917,763
Net deferred income tax liability	$-	$-	$332,354	$332,354
Contingent consideration	$343,279	$-	$-	$343,279

September 30, 2012
Assets
Property and equipment	$4,675,595	$7,760	-	$4,683,355
Goodwill and intangible assets	$-	$570,603	-	$570,603
Liabilities			-
Accounts payable and accrued
liabilities	$3,294,864	$1,095,573	-	$4,390,437
Deferred revenue	$614,242	$141,005	-	$755,247
			-

Major customer groups that account for 10% or more of the Company’s revenues for the fiscal year are as follows:

	Year Ended
Description	September 30, 2013	September 30, 2012

Customer A	$5,646,474	$5,812,890
Customer B	3,691,545	2,928,033
Customer C	1,088,275	2,500,214
Customer D	8,687,332	9,493,873

	$19,113,626	$20,735,010

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

16.	Revenue

	Year Ended
	September 30,	September 30,
Description	2013	2012

Transaction fees	$16,305,015	$17,730,786
Software licenses and installation fees	1,028,882	1,876,901
Membership fees	1,661,391	1,780,775
Archive fees	1,598,962	1,070,248
Professional fees	304,954	254,095

Total	$20,899,204	$22,712,805

17.	Related party transactions

During the year ended September 30, 2013, the Company incurred legal fees of $201,682 (2012: $156,204, 2011: $133,242), for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at September 30, 2013 included $19,687 (2012: $41,245, 2011: $23,955) related to these services.

During the year ended September 30, 2013, the Company incurred consulting fees of $60,741 (2012: $59,678, 2011: $60,722), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at September 30, 2013 related to this company (2012: $nil, 2011: $5,072).

During the year ended September 30, 2013, the Company incurred employment expenses of $2,543 (2012: $nil, 2011: $nil) paid to a relative of an Officer of the Company.

The Company shares its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the year ended September 30, 2013, the Company was recharged its proportional share of office running costs totalling $191,575 (2012: $209,850, 2011: $200,592) by this related party. During the year ended September 30, 2013, the Company did not incur expenses relating to the use of the software development services of this company (2012: $105,560, 2011: $58,941). The Company does not have any outstanding accounts payable as at September, 2013 (2012: $nil, 2011: $21,578) related to these services and cost recharges.

During the year ended September 30, 2013, the Company generated revenue of $6,141 (2012: $7,683, 2011: $5,880) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at September 30, 2013 included $299 (2012: $2,581, 2011: $2,102) related to these services.

All amounts charged were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties and having normal trade terms.

18.	Compensation of key management

Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

	Year Ended
	September	September	September
Description	30, 2013	30, 2012	30, 2011

Salaries, director fees and short-term employee benefits	$1,637,564	$1,462,547	$1,587,219
Share-based payments	125,524	93,723	434,149
Compensation expense in connection with acquisition of WorksMedia Limited	-	53,826	142,373
Termination benefits	166,667	168,750	87,500

Total	$1,929,755	$1,778,846	$2,251,241

19.	Expenses by nature

	Year Ended
	September 30,	September 30,	September 30,
Description	2013	2012	2011
Cost of sales
Salary and wages	$3,258,963	$2,854,816	$2,445,465
Outsourced consultants and third party contractors	102,804	256,615	179,687
Direct costs	301,968	557,293	664,486
Third party call center	1,604,761	1,470,197	1,302,985
Data center fees	1,937,844	1,608,695	1,730,101
Amortization of property and equipment	1,318,800	1,529,978	1,689,790
Amortization of intangible assets	308,406	922,558	858,354
Impairment of intangible assets	-	542,860	-
Impairment of goodwill	594,851	77,382	-
Share-based payments	6,519	(698)	43,156
Travel	56,172	37,726	15,748
Dues, subscriptions & books and licenses	641,027	310,591	266,872
Loss on disposal of property and equipment	15,321	-	36,294
Rent and other office costs	146,612	95,676	79,548
Other expenses	107,645	194,333	86,621
Total	$10,401,693	$10,458,022	$9,399,107

Expenses
Salary and wages	$9,061,917	$8,530,388	$8,488,837
Outsourced consultants and third party contractors	2,289,024	2,370,419	1,849,335
Amortization of property and equipment and intangible assets	341,863	278,747	347,164
Write-off of intangible assets	-	168,466	-
Share-based payments	133,845	209,447	805,088
Accounting and Legal fees	1,040,647	653,698	719,010
Rent and other office costs	670,390	625,033	683,591
Travel, meals & entertainment	671,223	712,789	664,525
Dues, subscriptions & books and licenses	170,296	164,551	190,559
Loss on disposal of property and equipment	480	-	81,012
Board member fees	204,409	248,267	217,000
Bad debt expense	54,107	132,012	31,693
Investor relations and other public company charges	118,977	188,306	157,840

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Other expenses	216,175	203,092	120,268
	$14,973,353	$14,485,215	$14,355,922

Total	$25,375,046	$24,943,237	$23,755,029

20.	Commitments and Contingencies

a)	Commitments

At September 30, 2013, the Company committed to purchase items of equipment and internal use software totalling $170,995 (2012: $nil).

The contractual obligations and payments due as at September 30, 2013 are as follows:

		Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years
Equipment leases	$966,861	371,131	595,730	$-
Property leases	2,737,744	584,988	1,137,535	1,015,221
Other service agreements	3,760,911	1,712,773	2,048,138	-
	$7,465,516	2,668,892	3,781,403	$1,015,221

Property leases

Under the Vancouver location property lease, the Company is entitled to receive up to $672,160 in repayable tenant improvement allowances, which bears interest at a rate of 8% per annum. If utilized, the tenant improvement allowance is repayable monthly over the lease term. The Vancouver property lease expires on September 30, 2023, with the option for early termination as of September 30, 2018. The unpaid tenant improvement allowance balance would be due in the event the Company elects to terminate the lease early as September 30, 2018. The lease includes an option to extend for an additional 5 years at the then current market rental rate. In addition, the landlord has included four months of free rent as tenant inducements.

b)	Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

On March 7, 2013, CreateAds LLC filed a complaint for alleged patent infringement against various customers of PNI filed in the U.S. District Court for the District of Delaware. The complaint asserts infringement of U.S. Patent No. 5,535,320, which claim among others things a method of generating a representation of a visual design and applying it to various advertising materials. Subsequent to September 30, 2013, PNI settled the complaint on behalf of all customers for US$105,000, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

On January 4, 2013, Express Card Systems, LLC filed a complaint for alleged patent infringement against various customers of PNI in the Eastern District of Texas, Tyler Division. The complaint asserts infringement of U.S. Patents Nos., 5,748,484 and 5,552,994. PNI settled the complaint on behalf of all customers for US$122,500, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

On November 27, 2013, the Company received a letter from Bloom Stationers LLC “Bloom” alleging certain violations of the terms of our Amended and Restated Master Development & Services by and between Bloom and the Company (the “Bloom Agreement”). The complaint asserts that PNI violated the terms of the Bloom Agreement by launching HTML5 based stationery builders in November 2013 with certain retailers and advertising our abilities to provide stationery solutions to new customers. The Company believes the allegations are completely without merit.

c)	Finance lease liabilities

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. These leases include purchase option at the end of the lease term at nominal amounts.

	Year Ended
	September 30,	September 30,
	2013	2012

Gross finance lease liabilities – minimum lease payments	$966,861	$-
Future finance charges on finance lease liabilities	(49,098)	$-
Present value of finance lease liabilities	$917,763	$-

21.	Line of credit and overdraft

Facility		September 30,	September 30,
		2013	2012
Revolving Demand Facility	(a)	$1,170,000	-
Lease Facility	(a)	609,000	-
Overdraft	(b)	231,070	-
		$2,010,070	-

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

(a)         The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $1,250,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company. The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Lease Facility will be subject to separate agreements between the Bank and the Company. As at September 30, 2013 $1,170,000 of the Revolving Demand Facility and $609,000 of the Lease Facility had been utilized, resulting in an unutilized amount of $330,000 for the Revolving Demand Facility and an unutilized amount of $641,000 for the Lease Facility. The Lease Facility is included within the Finance Lease Obligations (short term and long term portion).

(b)         The Company has an overdraft facility with its bank that is payable upon demand at end of the fiscal year end (2012: $nil).

22.	Supplementary cash flow information

Net change in non-cash working capital items
	September 30,	September 30,	September 30,
Description	2013	2012	2011

Accounts receivable	$269,554	$133,778	$704,723
Prepaid expenses and other current assets	78,896	(163,634)	(13,625)
Accounts payable and accrued liabilities	(1,357,426)	991,373	(2,138,156)
Changes in deferred revenue	(173,056)	474,039	(398,349)
Total	$(1,182,032)	$1,435,556	$(1,845,407)

Cash and cash equivalents
	September 30,	September 30,	September 30,
	2013	2012	2011

Cash and cash equivalents is made up of:
Cash and cash equivalents	$2,425,106	$4,611,824	$3,936,176
Overdraft (note 21)	(231,070)	-	-
	$2,194,036	$4,611,824	$3,936,176

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

23.	Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, other current assets, accounts payable, line of credit and overdraft, finance lease obligations and contingent consideration.

Cash and cash equivalents, accounts receivables, other current assets, accounts payable, line of credit and bank overdraft are designated as “loans and receivables” and are measured at amortized cost.

Contingent consideration is designated as fair value through the profit and loss and measured at fair value.

The carrying value of accounts receivables, other current assets, accounts payable, line of credit and bank overdraft, and contingent consideration approximate their fair values due to their immediate or short-term maturity.

The carrying values and fair values of financial assets and liabilities as at September 30, 2013 and September 30, 2012 are as follows:

	Carrying value	Fair value	Carrying value	Fair value
September 30	2013	2013	2012	2012
Assets
Cash and cash equivalents	$2,425,106	$2,425,106	$4,611,824	$4,611,824
Accounts receivable	$3,829,654	$3,829,654	$4,253,541	$4,253,541
Prepaid expenses and other current assets	$411,728	$411,728	$622,970	$622,970

Liabilities
Accounts payable and accrued liabilities	$3,037,371	$3,037,371	$4,390,437	$4,390,437
Line of credit and overdraft	$1,401,070	$1,401,070	$-	$-
Finance lease obligations	$917,763	$917,763	$-	$-
Contingent consideration	$343,279	$343,279	$-	$-

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. As described in note 21, the Company has a $1,500,000 revolving demand facility and a $1,250,000 reducing facility by way of leases in place to help manage its liquidity position and therefore its liquidity is dependent on the availability of these facilities as well as its overall volume of business activity and ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The following table discloses the undiscounted maturities of the Company’s financial liabilities as at September 30, 2013:

September 30, 2013	Payments due by period
	Total	Less than 1		1-3 years	3-5 years
		year
Accounts payable and accrued liabilities	$3,037,374	$3,037,374		$-	$-
Other short-term debt obligations	1,401,067	1,401,067		-	-
Equipment leases	966,861	371,131		595,730	-
Purchase consideration payable	343,279	343,279		-	-
	$5,748,581	$5,152,851		$595,730	$-

September 30, 2012	Payments due by period
	Total	Less than 1		1-3 years	3-5 years
		year
Accounts payable and accrued liabilities	$4,390,437	$4,390,437		$-	$-
	$4,390,437	$4,390,437	$		$-

During the year ended September 30, 2013, the Company generated negative cash flow from operations of $2,916,385. During the same period the Company’s working capital has decreased by $3,568,625 from $4,779,791 to $1,211,166. The Company's liquidity position may, however, fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company's liquidity position may also be adversely impacted by the seasonal nature of its business with the Company's busiest period of activity typically during the first quarter of the fiscal year. The Company has a concentration of business with select key customers which accounts for 91% of total revenues (2012: 91%). Its liquidity position would be adversely impacted if one of these key customer relationships was discontinued (note 15).

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note above. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital position could periodically alter depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

In the current year the Company purchased a number of items of property and equipment using a finance lease. At September 30, 2013, the Company had an outstanding obligation under this lease of $917,763 (2012: $nil).

The Company’s activities are being funded out of its operating cash flow and cash reserves and its credit facilities. To date the Company has used $1,170,000 (2012: $nil) from the revolving demand facility.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $100,000 is covered by the Canada Deposit Insurance Corporation, leaving $2,325,106 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At September 30, 2013, four customer groups each account for 10% or more of total trade accounts receivable (September 30, 2012 – three customers and September 30, 2011- five customers).

Financial assets past due

At September 30, 2013, the Company has a provision of $46,491 against trade accounts receivable, the collection of which is considered doubtful. The following table provides information regarding the ageing of financial assets that are past due but which are not impaired.

At September 30, 2013

		Financial assets that are past due but not impaired

					Carrying value
	Neither past due				on the balance
	nor impaired	31 – 60days	61 – 90 days	91 days +	sheet
Trade accounts
receivable	$2,589,547	$439,770	$130,187	$408,674	$3,568,178
Commodity taxes
recoverable	35,868	-	-	-	35,868
Other	225,608	-	-	-	225,608
Total	$2,851,023	$439,770	$130,187	$408,674	$3,829,654

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at September 30, 2013, 97% has been subsequently collected as at December 6, 2013. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At September 30, 2013, the Company had a provision for doubtful accounts of $46,491 which was made against trade accounts receivable in excess of twelve months old or where collection efforts to date have been unsuccessful. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiaries, PNI Digital Media Europe Ltd., and Quarterhouse.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2013, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $980,550, accounts receivable of $918,656 and accounts payable of $400,978 which were denominated in UK £. In addition, at September 30, 2013, the Company had cash and cash equivalents of $1,444,403, accounts receivable of $2,361,237 and accounts payable of $612,733 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the Year ended September 30, 2013 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

PNI Digital Media Inc.
Notes to Consolidated Financial Statements
(expressed in Canadian dollars)

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net loss
$
Change of +/- 10% in US$ foreign exchange rate	+/-206,260
Change of +/- 10% in UK£ foreign exchange rate	+/-179,923

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances. Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Capital Management

The Company considers its share capital, share capital purchased for cancellation, and contributed surplus, as capital, which at September 30, 2013 totalled $86,291,814.

The Company manages its capital structure in order to ensure sufficient resources are available to meet day to day operating requirements; to allow it to enhance existing product offerings as well as develop new ones and to have the financial ability to expand the size of its operations by taking on new customers. In managing its capital structure, the Company takes into consideration various factors, including the seasonality of the market in which it operates the growth of its business and related infrastructure and the upfront cost of taking on new clients.

The Company’s Officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors are responsible for overseeing this process.

Methods used by the Company in previous periods to manage its capital include the issuance of new share capital and warrants which has historically been done through private placements primarily with institutional investors as well as utilizing credit facilities such as lines of credit and equipment leases in order to in order to safeguard the Company’s ability to continue as a going concern.

The Company is not subject to any externally imposed capital requirements.

23.	Subsequent events

On December 3, 2013, the Company announced that it had entered into an underwriting agreement, for the sale of 6,191,000 common shares at a price (the "Offering Price") of $1.05 per common share (the "Shares") to raise gross proceeds of $6,500,550 under a short form prospectus (the "Offering"). The Company has granted to the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 928,650 Common Shares (the “Over-Allotment Shares”), representing 15% of the number of Offered Shares sold under the Offering. The offering is expected to close on or about December 20, 2013.